United States

Security and Exchange Commission

Washington, D.C. 20549

Schedule 13G

Under the Securities Act of 1934

(Amendment No.         )*

Hercules Technology Growth Capital Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

427096508

(CUSIP Number)

September 30, 2008

Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 427096508	13G

1	NAME OF REPORTING PERSON S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON DePrince, Race & Zollo, Inc. 59-3299598
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Incorporated in the State of Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 2,136,722
6 SHARED VOTING POWER none
7 SOLE DISPOSITIVE POWER 2,136,722
8 SHARED DISPOSITIVE POWER none

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,136,722
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* No
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.51%
12	TYPE OF REPORTING PERSON* IA

SCHEDULE 13 G

Item 1.	(a)	Name of Issuer:

Hercules Technology Growth Capital Inc.

	(b)	Address of Issuer’s Principal Executive Offices

400 Hamilton Avenue, Suite 310 Palo Alto, CA 94301

Item 2.	(a)	Name of Person Filing:

DePrince, Race & Zollo, Inc.

	(b)	Address of Principal Business Office or, if none, Residence:

250 Park Ave South, Suite 250 Winter Park, FL 32789

	(c)	Citizenship:

USA

	(d)	Title of Class of Securities:

common stock

	(e)	CUSIP Number:

427096508

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	☒ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(ii)(G);

	(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership

(a) Amount beneficially owned:

2,136,722 shares

(b) Percent of class:

6.51%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

2,136,722 shares

(ii) Shared power to vote or to direct the vote:

(iii) Sole power to dispose or to direct the disposition of:

2,136,722 shares

(iv) Shared power to dispose or to direct the disposition of:

Item 5.	Ownership of Five Percent or Less of a Class

N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

N/A

Item 8.	Identification and Classification of Members of the Group

N/A

Item 9.	Notice of Dissolution of Group

N/A

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: 10/06/2008

/s/ Angela R. Petrucelly
Signature
Angela R. Petrucelly, COO